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                                                              [LOGO] FinPro
                                                         Building value together



September 12, 2005


Board of Directors
Magyar Bancorp, Inc.
Magyar Bank
400 Somerset Street
New Brunswick, NJ 08903

Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in Magyar Bank's (the "Bank") Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan") adopted by the Boards of Directors of the Bank, a New Jersey chartered mutual savings bank. As part of the Plan, Magyar Bancorp, Inc. (the "Company"), the Delaware chartered mid-tier holding company of the Bank, will issue 44.20% of its outstanding common stock to the public and 1.77% of its outstanding common stock to a charitable foundation. The remaining 54.03% of the common stock of the Company will be owned by Magyar Bancorp, MHC, a New Jersey chartered mutual holding company.

We understand that in accordance with the Plan, subscription rights to purchase shares of the common stock are to be issued to (i) Eligible Account Holders;
(ii) Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan ("ESOP"); (iii) Supplemental Eligible Account Holders; and (iv) Voting Depositors (together collectively referred to as the "Recipients"). Based solely on our observation that the subscription rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the Community Offering, if any, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that:

     (1)  the subscription rights will have no ascertainable market value; and

     (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares

         20 CHURCH STREET o P.O. BOX 323 o LIBERTY CORNER, NJ 07938-0323
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                     FINPRO@FINPRONJ.COM o WWW.FINPRONJ.COM


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of common stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

Very Truly Yours,



/s/ FinPro, Inc.
----------------
FinPro, Inc.






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